# Nasdaq Regulation



**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

May 15, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 14, 2025, The Nasdaq Stock Market (the "Exchange") received from Alphabet Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


2.500% Senior Notes due 2029

3.000% Senior Notes due 2033

3.375% Senior Notes due 2037

3.875% Senior Notes due 2045

4.000% Senior Notes due 2054


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

*Eun Ah Choi*